Exhibit 107

Calculation of Filing Fee Table

Form S-3

(Form Type)

Motorsport Games Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered (2)		Proposed Maximum Offering Price Per Unit		Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to be paid	Equity(1)	Class A Common Stock, $0.0001 par value per share	—	—		—		—	—	—
Fees to be paid	Equity(1)	Preferred Stock, $0.0001 par value per share	—	—		—		—	—	—
Fees to be paid	Debt(1)	Debt securities	—	—		—		—	—	—
Fees to be paid	Other(1)	Warrants	—	—		—		—	—	—
Fees to be paid	Other(1)	Units	—	—		—		—	—	—
Fees to be paid	Unallocated (Universal) Shelf	Unallocated (Universal) Shelf	457(o)		(2)		(2)	$100,000,000	$153.10 per million	$15,310
Total Offering Amounts										$15,310
Total Fees Previously Paid								—	—	—
Total Fee Offsets								—	—	—
Net Fee Due										$15,310

(1)	Represents securities that may be offered and sold from time-to-time in one or more offering by the Registrant.

(2)	This registration statement covers an indeterminate amount and number of securities of each identified class of securities up to a proposed maximum aggregate offering price of $100,000,000, which may be offered from time to time in unspecified numbers and indeterminate prices, and as may be issued upon conversion, exchange, or exercise of any securities registered hereunder, including any applicable anti-dilution provisions. Separate consideration may or may not be received for securities that are issuable on conversion, redemption, repurchase or exchange of other securities. Pursuant to Rule 416(a) promulgated under the Securities Act of 1933, as amended, this registration statement also covers an indeterminate number of securities that may become issuable as a result of stock splits, stock dividends or similar transactions relating to the securities registered hereunder.